UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

abrdn Healthcare Investors

(Name of Issuer)

Common Shares, $0.01 par value

(Title of Class of Securities)

87911J103

(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, NY 10174

Attention: Michael D'Angelo

(212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 21, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [  ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87911J103	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,685,452
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,685,452
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,685,452
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.30%
14	TYPE OF REPORTING PERSON PN; IA

The percentages used herein are calculated based upon 50,624,847 shares of common stock outstanding as of 3/31/24, as disclosed in the company's N-CSRS filed 6/10/24

CUSIP No. 87911J103	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,685,452
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,685,452
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,685,452
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.30%
14	TYPE OF REPORTING PERSON IN

The percentages used herein are calculated based upon 50,624,847 shares of common stock outstanding as of 3/31/24, as disclosed in the company's N-CSRS filed 6/10/24

CUSIP No. 87911J103	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,685,452
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,685,452
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,685,452
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.30%
14	TYPE OF REPORTING PERSON OO

The percentages used herein are calculated based upon 50,624,847 shares of common stock outstanding as of 3/31/24, as disclosed in the company's N-CSRS filed 6/10/24

CUSIP No. 87911J103	SCHEDULE 13D/A	Page 5 of 7 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 2 amends and supplements the statement on Schedule 13D filed with the SEC on 3/15/24, as amended by Amendment No. 1 filed 5/3/24; with respect to the common shares of abrdn Healthcare Investors. This Amendment No. 2 amends Items 3 and 5, as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of approximately $43,866,960 was paid to acquire the Common Shares reported herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used herein are calculated based upon 50,624,847 shares of common stock outstanding as of 3/31/24, as disclosed in the company's N-CSRS filed 6/10/24

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Common Shares effected within the past sixty days by the Reporting Persons, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

(d)	The funds and accounts advised by Saba Capital have the right to receive the dividends from and proceeds of sales from the Common Shares.

(e)	Not applicable.

CUSIP No. 87911J103	SCHEDULE 13D/A	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  October 22, 2024

SABA CAPITAL MANAGEMENT, L.P. By: /s/ Michael D'Angelo
Name: Michael D'Angelo Title: Chief Compliance Officer

SABA CAPITAL MANAGEMENT GP, LLC By: /s/ Michael D'Angelo Name: Michael D'Angelo Title: Authorized Signatory

BOAZ R. WEINSTEIN By: /s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

CUSIP No. 87911J103	SCHEDULE 13D/A	Page 7 of 7 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital during the past sixty days.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
8/23/2024	Sell	54,992	18.98
8/26/2024	Sell	13,590	19.04
8/27/2024	Sell	1,262	18.98
8/28/2024	Sell	2,427	19.04
8/29/2024	Sell	12,732	19.15
8/30/2024	Sell	2,934	19.08
9/6/2024	Sell	1,130	18.51
9/10/2024	Sell	19,748	18.69
9/11/2024	Sell	29,882	18.58
9/12/2024	Sell	3,938	18.74
9/13/2024	Sell	4,729	18.93
9/17/2024	Sell	11,213	19.17
9/18/2024	Sell	7,900	19.07
9/24/2024	Sell	14,946	18.85
9/25/2024	Sell	200	18.53
9/26/2024	Sell	47,372	18.46
9/27/2024	Sell	4,723	18.58
9/30/2024	Sell	30,267	18.63
10/1/2024	Sell	7,470	18.60
10/2/2024	Sell	18,861	18.56
10/4/2024	Sell	12,954	18.40
10/7/2024	Sell	850	18.55
10/8/2024	Sell	30,011	18.34
10/9/2024	Sell	37,192	18.31
10/10/2024	Sell	27,510	18.30
10/15/2024	Sell	2,155	18.59
10/17/2024	Sell	23,105	18.71
10/18/2024	Sell	3,154	18.73
10/21/2024	Sell	23,248	18.60